02059116

EXECUTED COPY

PE
9/27/02

1-14270

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEP 27 2002

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR SEPTEMBER 27, 2002

Nortel Inversora S.A.

(Exact name of Registrant as specified in its charter)

PROCESSED
OCT 02 2002
THOMSON
FINANCIAL

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES __ NO X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

Nortel Inversora S.A.

TABLE OF CONTENTS

Free Translation

MINUTES OF SPECIAL MEETING OF CLASS "A" AND "B" PREFERRED SHAREHOLDERS No. 6: In the city of Buenos Aires on the thirteenth day of the month of September of 2002 at 11:30 a.m., at the location of Av. Alicia Moreau de Justo 50, 11th Floor, the shareholders of Preferred Class "A" and "B" shares of NORTEL INVERSORA S.A. registered on folio 4 in the Book of Attendance to Meetings of Shareholders No. 2, hold a Meeting of Shareholders to discuss the Agenda that appears in the Minutes of the Meeting of the Board of Directors No. 131 dated August 14, 2002 and in the notices duly published in the Official Gazzette (*"Boletin Oficial de la Nación"*) and in the "La Nacíon" newspaper.

Six shareholders are present, all of them represented by proxy, holders of 800,287 Class "A" Preferred Shares, with a par value of $10 each and entitled to one vote per share, and six shareholders, all of them represented by proxy, holders of 1,237,242 Class "B" Preferred Shares, with a par value of $10 each and entitled to one vote per share, jointly representing 80.44 % of the outstanding Class "A" and "B" Preferred Shares.

Present in the meeting are the following Directors: Franco Bertone, Máximo Bomchil, Roberto Iannone, and Jean-Pierre Achouche, and the members of the Supervisory Committee: María Rosa Villegas Areválo, Néstor J. Belgrano and Enrique Garrido. Present, also is María Elvira Cosentino, General Manager of the Company. It is hereby noted that Nora Lavorante attends in representation of the Buenos Aires Stock Exchange (*"Bolsa de Comercío de Buenos Aires"*) and that no representatives are present on behalf of the National Securities Commission (*"Comision Nacional de Valores"*). Alvaro Susmel, who shall be in charge of taking notes by shorthand of the business discussed and resolved in the Meeting, is also present.

After verifying that a quorum is present, Mr. Christian Chauvin, who chairs the meeting, calls the meeting to order. He adds that the Shareholders meet to consider the following agenda:

1) Appointment of two shareholders to sign the minutes.

2) Dismissal of the Director elected by the Class "A" Preferred Shareholders at the Special Meeting that was held on April 25, 2002

3) Election of a regular director and an alternate director by the Class "A" and "B" Preferred Shareholders jointly

The Chairman would like to remind the shareholders that on August 6, 2002, the Company received a letter from Farallon Telco Argentina LLC and by Deutsche Bank Ag, London and DB Global Masters (Equity Special Situations) Fund Ltd.

(from now on referred to as the "Moving Shareholders", through which the Moving Shareholders state that "...in light of the noncompliance with the covenant contained in Section 9(f) of the terms of issuance of the Class B Preferred Shares and as is stipulated in Section 6 of said terms of issuance and in Article 15 of the company's by-laws,... we petition the Directors of Nortek, in joint manner and in accordance with articles 236 of Law No. 19,550, as amended ("LSC"), to call a Special Meeting of Class A and B Preferred Shareholders as soon as possible,...", and the letter continues by including the issues they would like to be submitted for discussion at the Special Meeting of Shareholders.

Next, there being no objections, the President declares the meeting open and submits to the consideration of the shareholders the first point in the AGENDA:

"Appointment of two shareholders to sign the minutes."

Two motions are presented, one by the shareholder of Banca Nazionale del Lavoro S.p.A. and the other by the shareholder of IRHE Holdings Sucursal Argentina. After a brief exchange of opinions, the Meeting resolves by unanimous approval that the minutes be signed by the representatives of Banca Nazionale del Lavoro S.p.A. and IRHE Holdings Sucursal Argentina.

Next, the President puts into consideration the second point in the Agenda:

"The dismissal of the Director elected by the Class "A" Preferred Shareholders at the Special Meeting that was held on April 25, 2002."

The President takes the floor to remind the shareholders that at the Special Meeting that was held on April 25, 2002, the Company resolved not to distribute dividends and not to make any redemption payments to the Class "A" Preferred Shareholders, through which these shareholders acquired the right to vote in accordance with the and conditions of issuance and in Special Meeting of Class "A" Shareholders they appointed Mr. Roberto Iannone as Director. He continues by stating that for the reasons mentioned in the beginning of the Meeting, the Moving Shareholders, requested the present Meeting, having specified the points to consider in the Agenda.

Next, the President submits for consideration and vote the motions set forth by shareholders Banco Nazionale del Lavoro S.p.A. and Farallon Telco Argentina LLC. After a brief discussion, the Meeting resolves to dismiss Mr. Roberto Iannone as Director, by affirmative vote of 1,078,501 votes. representing 52.93% of the votes which are present, of which 209,151 votes correspond to Class "A" Preferred Shares and 869,350 votes correspond to Class "B" Preferred Shares.

It is hereby noted that 959,028 votes are registered against the proposal, representing 47.07% of the votes which are present, of which 367,892 votes correspond to Class "B" Preferred Shares and 591,136 votes correspond to Class "A" Preferred Shares.

Director Maximo Bomchil takes the floor stating that the dismissal of Mr. Roberto Iannone is not in any way related to his services as Director of the Company, thanking him for the services rendered to the Company. Director Franco Bertone supports what Mr. Bomchil has expressed.

Next, the President submits for consideration the third point in the Agenda:

"The Election of a regular and alternate director by the Preferred Class A and B Shareholders jointly."

The representative of IRHE Holdings Sucursal Argentina takes the floor and moves that the Shareholders elect Mr. Carlos Marcelo Villegas as Director and Mr. Ricardo Muñoz de Toro as Alternate Director.

The representative of Farallon Telco Argentina LLC requests that the representative of Morgan Guaranty Trust Company of New York clarify with which shares he is voting for and against, as well as to note the names of each of the holders which he is representing.

After a brief discussion, the Shareholders elect Mr. Carlos Marcelo Villegas as Director and Mr. Ricardo Muñoz de Toro as Alternate Director by an affirmative vote of 1,078,501 votes, representing 52.93 % of the votes which are present, and which were composed of 209,151 votes of Class A Preferred Shares and 869,350 of Class B Preferred Shares.

It is noted that 959,028 votes are registered against the proposal, representing 47.04 % of the votes which are present, and which were composed of 367,892 votes of Class B Preferred Shares and 591,136 votes of Class A Preferred Shares.

The representative of Farallon Telco restates her request to the representative of Morgan Guaranty Trust Company of New York, to identify the names of the members on whose behalf he voted. The representative of Morgan Trust Company of New York declares that he has no information of the names of the entities that he represents but instead, only information with respect to the total number of votes he represents. The representative of Farallon Telco Argentina LLC states that Morgan Guaranty Trust Company of New York has the obligation to identify the individuals whose proxy it holds in compliance with the regulations of the National Securities Commission and states that through this motion, she sets forth the formal request for Morgan Guaranty Trust Company of New York, to do so through its representative, Banco Rio de la Plata S.A.

The representative of the shareholder IRHE Holdings Sucursal Argentina, Mr. Rodriguez Melgarejo takes the floor acknowledging his gratitude to Mr. Roberto Iannone for his services rendered to the Company. Next, Mr. Garrido takes the floor and states that in name of the Supervisory Committee as well as he, express gratitude to Mr. Iannone for his services in the Company, emphasizing that the personal service, dedication and suitability of Mr. Iannone are outside judgment.

There being no further matters to discuss, the meeting is adjourned at 12:00 p.m.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2002

NORTEL INVERSORA S.A.

By: ______________________
Name: Maria Elvira Cosentino
Title: General Manager and Sole Officer